Bridges Investment Fund, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

May 22, 2015

VIA EDGAR TRANSMISSION

Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Bridges Investment Fund, Inc. (the “Company”)
Securities Act Registration No.: 002-21600 Investment Company Act Registration No.: 811-01209

Dear Mr. Eskildsen:

The purpose of this letter is to respond to oral comments provided by U.S. Securities and Exchange Commission (“SEC”) on May 18, 2015, to Nancy Dodge, Treasurer and Chief Compliance Officer of the Company regarding its recent review of the Company’s regulatory filings, including the annual report for management companies filed on Form N-SAR on February 2, 2015, for the reporting period ending December 31, 2014.

For your convenience in reviewing the Company’s response, the Staff’s comment and suggestions are included in bold typeface immediately followed by the Company’s response.

In addition, in connection with this filing, the Company hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff regarding the report filed on form N-SAR, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure made in the report;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes to disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

The Company’s responses to your comments are as follows:

1.	SEC Comment: Please file an amended Form N-SAR with the auditor’s report on internal control as an exhibit to the filing, as required by Sub-Item 77B of Form N-SAR.

Response: The Company undertakes to file an amended Form N-SAR with the correct exhibit 77B, the auditor’s report on internal control, subsequent to the filing of this correspondence.

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If you have any additional questions or require further information, please contact Alia Vasquez at U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Sincerely,

/s/ Alia M. Vasquez
Alia M. Vasquez, Esq.
Vice President
For U.S. Bancorp Fund Services, LLC,
as Administrator to the Trust